FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of April 2004

                         Commission File Number: 0-30852
                                        -

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                            Tte. Gral. Juan D. Peron 456
                            (C1038AAJ) Buenos Aires,
                                    Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X      Form 40-F
                                  ---              ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No X
                                   ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------------

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                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                    Event and Summary                Exhibit No.

April 2004          Press release, dated April 23, 2004         99.1
                    announcing the extension by Banco de
                    Galicia y Buenos Aires S.A. of the
                    expiration date of its Exchange Offer
                    and APE Solicitation for its 9% Notes
                    due 2003 and Step Up Floating Rate
                    Notes due 2002 to April 27, 2004.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GRUPO FINANCIERO GALICIA S.A.
                                        (Registrant)



   Date:  April 23, 2004               By:  /s/ Antonio Garces
                                           ----------------------------------
                                           Name:  Antonio Garces
                                           Title: Chief Executive Officer